Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

12 November 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

dlw 11/24

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

12 November 2009

Australian Stock Exchange Ltd
Company Announcement Office
Exchange Centre
2 Bond Street
Sydney NSW 2000

Outcome of Resolutions
Annual General Meeting – 12 November 2009

All resolutions put to shareholders were passed.

The total number of proxy votes, in respect of which the appointments specified that:

Resolution 1 – Received and Adopt the Remuneration Report for the Year Ended 30 June 2009

The proxy is to vote for the resolution:	214,389,512
The proxy is to vote against the resolution:	2,601,700
The proxy is to abstain on the resolution:	1,403,665
The proxy is to vote at the proxy's discretion:	1,909,081

Resolution 2 - Re-election of Director Mr Richard Tweedie

The proxy is to vote for the resolution:	217,139,857
The proxy is to vote against the resolution:	325,620
The proxy is to abstain on the resolution:	929,400
The proxy may vote at the proxy's discretion:	1,909,081

Resolution 3 – Re-election of Director Mr S Koroknay

The proxy is to vote for the resolution:	216,150,932
The proxy is to vote against the resolution:	1,336,145
The proxy is to abstain on the resolution:	907,800
The proxy may vote at the proxy's discretion:	1,909,081

Resolution 4 – Increase in Remuneration Pool for Non-Executive Directors

The proxy is to vote for the resolution:	12,642,450
The proxy is to vote against the resolution:	5,572,525
The proxy is to abstain on the resolution:	1,434,105
The proxy may vote at the proxy's discretion:	496,100

By Order of the Board

Andrew Knox
Public Officer

Cue Annual General Meeting of Shareholders

9.30am, 12 November 2009

Melbourne Australia

Chairman's Address

Good morning ladies and gentlemen, welcome to the 28th Annual General Meeting of members of Cue Energy Resources Limited.

My name is Richard Tweedie and I am Chairman of the Company.

Before I continue let me first introduce you to the Company's Board members and senior management.

In the past year, substantial gains were achieved in monetizing Cue's portfolio of development and appraisal opportunities. First oil production began from the Maari field in New Zealand and at the beginning of October this year, gas production began from the Oyong field in Indonesia. In addition, successful wells were drilled into the M2A sand of the Maari field and to the Manaia oil discovery. M2A will begin production later this year and Manaia in early 2010.

During the year Cue maintained oil production volumes (331,260 bbls in 2009 versus 333,242 bbls in 2008 and forecast 600,000 bbls in 2010), but because of the dramatic downturn in oil price our production income reduced from A$ 38 million to A$ 30 million in 2009.

Gross profit in 2009 was a respectable A$21.9 million. After allowing for amortization and depreciation expenses our operating profit before tax was $6 million versus the record $ 11.7 million profit last year. However, after writing down our exploration expenditure in Indonesia and in PNG we recorded a net loss of $20.9 million. The impairment right downs were for one off expenses and we do not anticipate impairments of this magnitude in 2010.

Our current budget projections are for total revenue of about A$34 million in calendar year 2009 and about A$55 million in calendar year 2010, excluding any contribution from M2A and Manaia. The 2010 projection is based on an oil price of USD$70 per barrel, achievement of production targets, and of course, stability in the current exchange rate and the oil price.

Forward oil prices in 2010 are currently at USD$86 per barrel in Q3/Q4. With Cue maturing to 600,000 bbls of production in 2010 your board of directors has considered it prudent to hedge up to 25% of 2010 production to minimize downside price risk. We will endeavour to hedge at prices of no less than USD$85 per barrel.

The Company is moving to FEED (initial engineering and design) at the Wortel gas project in Indonesia. Wortel will be a valuable gas development which will be tied into the Oyong gas production facilities. Our share of development cost is USD$15 million and will significantly add to Cue's cash flow in 2011.

It is pleasing to note that Cue has a diverse portfolio of well balanced quality assets ranging from producing oil fields to exploration areas, plus significant discovered gas resources.

We are particularly pleased with our 100% exploration area in the Carnarvon Basin and with our two new exploration areas in New Zealand. The recently acquired 3D seismic in WA389P in the Carnarvon Basin has produced an exciting prospect. The Caterina prospect is on trend from the massive Wheatstone and Pluto fields, which are moving to LNG project construction. Caterina could possibly hold up to 11 TCF of in place gas.

We have commenced a 2D seismic acquisition program at our Barikewa gas field in PNG, prior to the planned further drilling in 2011. The Barikewa gas field is adjacent to the proposed ExxonMobil LNG gas pipeline. Barikewa is well placed to, in time, sell gas into an LNG scheme. Estimated in place gas currently stands at more than 1 TCF.

We expect that, in time, these and other of our areas have the potential to replace our current oil production and to substantially increase our gas resources.

Over the past year we have put in place measures to ensure that our discretionary spending has been efficiently allocated and costs have been contained wherever possible.

I believe that the Company is well placed to continue its path of growth and to continue to enhance shareholder value.

Our recent rights issue at 15 cents per share raised A$9.6 million. Shareholders have been well rewarded with the share price moving to 24 cents. Cue recently successfully listed on the NZX in New Zealand with significant trades occurring and thereby adding depth to Cue's share trading base.

Finally, I would like to take this opportunity to thank Geoff Albers, Cue's founding Chairman for his long and valuable service to the company. I also thank the management and staff of of the Company for their hard work and dedication, and all shareholders of the Company for their continuing support.

Richard Tweedie
Chairman

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

12 November 2009

Australian Stock Exchange Ltd
Company Announcement Office
Exchange Centre
2 Bond Street
Sydney NSW 2000

Outcome of Resolutions
Annual General Meeting – 12 November 2009

All resolutions put to shareholders were passed.

The total number of proxy votes, in respect of which the appointments specified that:

<u>Resolution 1 – Received and Adopt the Remuneration Report for the Year Ended 30 June 2009</u>

The proxy is to vote for the resolution:	214,389,512
The proxy is to vote against the resolution:	2,601,700
The proxy is to abstain on the resolution:	1,403,665
The proxy is to vote at the proxy's discretion:	1,909,081

<u>Resolution 2 - Re-election of Director Mr Richard Tweedie</u>

The proxy is to vote for the resolution:	217,139,857
The proxy is to vote against the resolution:	325,620
The proxy is to abstain on the resolution:	929,400
The proxy may vote at the proxy's discretion:	1,909,081

<u>Resolution 3 – Re-election of Director Mr S Koroknay</u>

The proxy is to vote for the resolution:	216,150,932
The proxy is to vote against the resolution:	1,336,145
The proxy is to abstain on the resolution:	907,800
The proxy may vote at the proxy's discretion:	1,909,081

Resolution 4 – Increase in Remuneration Pool for Non-Executive Directors

The proxy is to vote for the resolution:	12,642,450
The proxy is to vote against the resolution:	5,572,525
The proxy is to abstain on the resolution:	1,434,105
The proxy may vote at the proxy's discretion:	496,100

By Order of the Board

Andrew Knox
Public Officer

Cue Energy Resources Limited

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Cue Energy Resources Limited

CORPORATE UPDATE

CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders

	Shareholder	Ordinary Shares	Percentage Held
1	Todd Petroleum Mining Company Limited	163,103,314	23.55%
2	UOB Kay Hian Private Limited	115,596,671	16.69%
3	Octanex NL	43,656,168	6.30%
4	Todd Tasman Oil Ltd	25,920,000	3.74%
5	CIMB-GK Securities Pte Ltd	10,566,427	1.53%
6	Portfolio Securities Pty Ltd	10,737,130	1.44%
7	Berne No 132 Nominees Pty Ltd	11,318,397	1.63%
8	Mr Ernest Geoffrey Albers	10,994,743	1.59%
9	Mr Peter Neville Findlay	8,017,134	1.16%
10	Mr Colin MacEwan & Ms Bronwyn Beder	7,265,000	1.05%
11	ANZ Nominees Limited	4,310,266	0.62%
12	JP Morgan Nominees Australia Limited	3,968,602	0.57%
13	SCFI Pty Ltd	3,700,000	0.53%
14	Mr Neil Clifford Abbott & Gellert Ivanson Trustee	3,550,000	0.51%
15	Pressure Drop Pty Ltd	3,000,000	0.43%
16	National Nominees Limited	2,813,675	0.41%
17	Reviresco Nominees Pty Ltd	2,600,000	0.38%
18	Peter William Hall	2,500,000	0.36%
19	Bell Potter Securities	2,317,252	0.33%
20	Jilliby Pty Ltd	2,300,000	0.33%

Australian Registered Company

Shareholders	4,882
Listings	New Zealand/Australia /PNG
Ordinary Shares	692,694,718 Million
Top 20 Shareholders	447 Million (65%)

Top 2 Shareholders

Todd Petroleum	27%
Singapore Petroleum	16.3%
Market Capitalisation @ A26 cents	A$180 Million
Cash at 30 Sept 2009	A$18.8 Million
Project Loan Facility	US$20 Million
Employees	7

Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

Board

Richard Tweedie LL.B *(NON EXECUTIVE CHAIRMAN)* — MD Todd Energy NZ – 27% of shares

Leon Musca LL.B *(NON EXECUTIVE DIRECTOR)* — Lawyer - 1.8% of shares

Steven Koroknay (B Eng) *(NON EXECUTIVE DIRECTOR)* — 30 years experience, Joined Cue 2009

Executives

Bob Coppin B Sc (Hons) *(CHIEF EXECUTIVE OFFICER)* — 40 years experience, oil & gas, Joined Cue 1994

Andrew Knox B Com *(CHIEF FINANCIAL OFFICER)* — 24 years experience, oil & gas, Joined Cue 1994

Terry White B Sc (Hons) *(EXPLORATION MANAGER)* — 27 years experience, oil & gas, Joined Cue 2008

… very experienced team

GROWTH PLAN

Cue Energy Resources Limited

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$ 500 million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions / Mergers

... balanced portfolio

CUE HYDROCARBON INVENTORY

Cue Energy Resources Limited

OIL RESERVES / RESOURCES



0.27 mmbls (2P*)
Oyong
(Indonesia)
0.12 mmbls (2P)
SE Gobe
(PNG)
2.3 mmbls (2P)
Maari
(New Zealand)
0.5 mmbls (2P equiv*)
Manaia / Maari other
(New Zealand)

GAS RESOURCES / RESERVES



2.5 BCF
(2P equiv)
SE Gobe
(PNG)
~30 BCF
(2P equiv)
Kimu
(PNG)
120 BCF
(2P equiv)
Maple/ Cash
(Australia)
120 BCF
(2P equiv)
Barikewa
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
12 BCF*
(2P equiv)
Wortel
(Indonesia)

... drives cashflow increase

* Cue estimate

...Large future gas potential

NET PRODUCTION FORECAST

Cue Energy Resources Limited


BOEPD
3500
3000
2500
2000
1500
1000
500
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
SE Gobe gas
Barikewa gas
Cash Maple gas
SE Gobe Oil
Oyong Oil
Maari Oil
Manaia, M2A Oil
Oyong Gas
Wortel Gas
Other Gas

PROJECT UPDATES

ASSET LOCATION MAP

Cue Energy Resources Limited



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
PERTH
ADELAIDE
SYDNEY
CANBERRA
MELBOURNE
HOBART
OIL, GAS PRODUCTION
Sampang PSC
Cue 15%
CONTINGENT GAS RESOURCE
AC/RL 7
Cue 20%
EXPLORATION
WA-389-P
*Cue 100%
EXPLORATION
WA-409-P
*Cue 50%
EXPLORATION
WA-359-P
WA-360-P +
Cue 20%
EXPLORATION
WA-361-P
Cue 15%
OIL PRODUCTION
PDL3
Cue 5.568892%
(SE Gobe Unit 3.285651%)
EXPLORATION
PPL190
Cue 10.947%
CONTINGENT GAS RESOURCE
PRL9
Cue 14.894%
CONTINGENT GAS RESOURCE
PRL8
Cue 10.72%
EXPLORATION
T/37P & T/38P
* Cue 50%
OIL PRODUCTION/ APPRAISAL
PMP 38160/ PEP 38413
Cue 5%
EXPLORATION
PEP 51313 & PEP 51149
Cue 20%

* Operator

\+ *MEO +5% OPTION*


PAPUA NEW GUINEA
Cue Energy Resources Limited
PNG
Mt Hagen
Goroka
Lae
Kerema
PORT MORESBY
P'Nyang
Hides
Juha
Moran
Agogo
Kutubu
Gobe
SE Gobe
PDL 3
PPL 190
Kimu
PRL 8
Barikewa
PRL 9
Edge Fold Belt
Fold Belt
Foreland
KUMUL MARINE TERMINAL
0
50
KILOMETRES
LOCATION
PAPUA NEW GUINEA
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
Proposed gas
Oil Pipeline
Edge of Fold Belt

Cue Energy Resources Limited

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD



PPL190
Makas
PPL219
Gobe Main Field
Gobe 2X
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
PDL4
Gobe 7A
Gobe 4
SEG 10
Gobe 3X
SEG 13
SEG 14
SEG 12
Saunders_1
SEG 2
SEG UNIT
N99-215
Cobra -1A
Beaver_1
Bilip_1
Tabe
PPL190
Iehi-1
0
5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
Retention licence
appl area

... provides base income

SAMPANG PSC – INDONESIA

Cue Energy Resources Limited



113°00'E
113°30'E
114°00'E
07°00'S
07°30'S
9 200 000mN
700 000mE
750 000mE
Bangkalan
Geger (Java)-1
Konang-1
Jambu-1
Sumberlantang 1
Arnih Rencak 1
Kecodur Barat 1
Tanjung-001
Bujur Tengah-1
Bujur Timur-1
Durbuk-1
Prancak-1
Mandala-1
Gunung Kembar-1
Sumenep-1
Sumenep
Madura
Kertegeneh Field
Puteran
Sampang
Pamekasan
Camplong-1
Gugur-1
Genteng
MW-1
Raja
Surabaya
Wortel
Persik
Kentang
AREA II
Oyong Field
Rambat
Jalar
Herbras Utara
Madura Offshore PSC
MS1-1
Pare
AREA III
Herbras-1
Paus
Tongkol
Ubur-Ubur
CD-1
XX-1st
MDB-1
AREA I
Bakung
Enau
Flamboyan
Sidoarjo
Porong-1
KE-11C
KE-11H
KE-11G
28" Diameter Pipeline
0
10
20
Kilometres
LEGEND
Mundu
Kujung Fm
Plio-Pleistocene
Mid - Lt Miocene Clastics
Oil Field
Gas Field
Pasuruan
Madura Strait
Grati
Probolinggo
Besuki
MALAYSIA
Sumatra
INDONESIA
Java
Location

Source Santos Ltd

DEVELOPMENT CONCEPT

Cue Energy Resources Limited



Java Sea
Madura
Sampang
Sumenep
Gresik
Surabaya
Worral Wellhead Platform
Fso
1 Km Pipeline
Oyong Platform
Production Barge
Future Development
Oil Phase
Madura
Development Completed
60 km Pipeline
Strait
PGN Pipeline
Grati
Trans Java Pipeline
Onshore Gas Processing Plant
Gas Phase
Probolinggo
Leces
East Java

Source Santos Ltd

... three stage development

OYONG DEVELOPMENT

Cue Energy Resources Limited


Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10 m
31m
3m
Sea Surface
Sea Floor

OIL PHASE

- First oil September 2007, 4Q 2009 3600 bopd gross
- 6 - 7 million barrels recoverable
- 4 + million barrels produced

GAS PHASE

- Gas development completed
- First gas October 2009, 50-60 million cfd gas
- 100 billion cubic feet recoverable in mid case

COST

- Capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

Source: Santos Ltd


Cue Energy Resources Limited
WORTEL GAS DISCOVERY
Wortel
Surabaya
Madura Strait
Bransas PSC
Limit of Oyong 3D seismic
Wortel-1
Wortel-2
Pare Lead
Oyong Field (3D detail mapping)
1200
1300
1400
1500
1600
RECOVERABLE GAS POTENTIAL (BCF)
LOW 60
MID 100
HIGH 130
Gas
Gas above oil
Oil
Limit of Wortel reservoir
1km
Contour interval 20m
Depth Map
... tie to Oyong

Cue Energy Resources Limited

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- Tie back to Oyong
- Plan of development submitted to government
- First gas 3Q 2011
- Estimated CAPEX US$100 million
- Cue share US$15 million

Cue Energy Resources Limited

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Manaia -1
Maui-4
Water depth approx
100m


Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%


Pohokura
5%
Kaimiro
Tui area fields
Maui
Kapuni
Kupe South
40km

... upside potential in Maari & Manaia

MAARI DEVELOPMENT SCHEME


Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

Source OMV New Zealand

... development completed

Structure map on top Moki reservoir



1500
1500
1500
MR6P2
MR1P7
1328
MR2P1
MR2aP1
MOKI-1
MR3P8
MR4P9
MR7P5
MR8P3
MR5P12
OWC
MARI-2
Well Head Platform
Top reservoir intersection
1300
MOKI-2A
1328
1400
Oil Producer
Water injector
Scale 1km
Contour Interval 10m
Source OMV NZ January 2009

Cue Energy Resources Limited

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
MAARI
Maari-1A
(1998)
Moki-1
(1983)
Moki-2A
(1985)
ZONE
FAULT
Manaia
Well
Maui-4
(1970)
MANAIA
KIWI

- Platform, FPSO installed, Development drilling completed
- First oil 1Q 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- Moki P_{50} oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ 20+ mmbbls)

- Capital cost ~ US$660 million gross
  Cue share ~ US$33 million
  Project loan facility US$20 million

… substantial oil production increase

Maari and Manaia oilfields

Cue Energy Resources Limited


Manaia Oil Field
Maari Oil Field
Top M2A
Top Moki Fmn
Manaia Well path
Top Mangahewa Fmn
Top Mangahewa Sst
Approx 7 km
PSTM seismic


SW
NE
Maari
Well Head Platform
Maui-4
5 km
Depth mSS
0
100
1000
2000
Source: OMV Oct 2009
Plio-Pleistocene
Miocene
Oligocene
Eocene
Manganui Formation
Manaia Moki Sandstone Appraisal Opportunity
M2A Sandstone
Moki Sandstone
Lower Manganui Fm
Ngatoro Group
Mangahewa Fm
Maari Mangahewa Sandstone Appraisal Opportunity
Manaia Structure
Maari Structure


Top Mangahewa Sandstone
Depth Map
Maari Oil Field
Maari WHP
Manaia Well path
Approx 7km
South Maari
Manaia Oil Field
Maui-4
Scale 5km

PEP 51313 Location



New Zealand
N
Kiwa – 1
Hector - 1
PEP 38483
Pukeko - 1
Pukeko
Hine
PMP 38160
Maari
Maari - 1
Maari - 2
Maari Dev
Moki - 1
Moki - 2
PEP 38413
Maui - 4
Pike
Manaia
Paua
Paikea
Te Whatu-2
Te Whatu
PEP 51321
Rehua
PEP 51313
Cue 20%
Matariki
Strat-Play
Matariki
North Tasman -1
Puanga
Puanga-iti
Takurua
Tasman-1
Fresne-1
Scale 10km
Legend
Cue Permit
New 3D Seismic
Oil Fields
Prospects
Leads
Wells

Source: Todd Petroleum 2009

PEP 51149 Location



NEW ZEALAND
Auckland
New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
Mt Taranaki
Pungarehu
Tohu
New 2D seismic
Rahotu-1
Burgess-1
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
PEP 51149
Cue 20%
Kapuni Gas Field
Scale 5km
Legend
Cue Permit
Oil Fields
Gas Fields
Prospects
Leads
Wells

Source: Todd Petroleum 2009

CARNARVON BASIN PERMITS

Cue Energy Resources Limited



LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
AUSTRALIA
Caterina Prospect
Rose 3D Seismic Survey
WA-389-P
Cue 100%
WA-409-P
Cue 50%
Cue 20%
WA-359-P
Artemis
Cue 15%
WA-361-P
Zeus
Cue 20% MEO
+5% Option
WA-360-P
Gandara-1
Brigadier-1
Lacerta-1
Eastwood-1
Malus-1
Echo/Yodel
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Perseus
Eaglehawk
Egret
Cossack
North Rankin
Wanaea
Legendre
Goodwyn
Wheatstone
Urania
Geryon
Rankin
Dockerell
Dixon
Pluto
Iago
Wilcox
Dionysus
WA-270-P
WA-191-P R3
WA-4-L R1
WA-17-L
WA-1-P R5
WA-2-L R1
WA-208-P R2
W03-9
WA-267-P
WA-350-P
WA-330-P
WA-321-P
WA-254-P R2
WA-310-P
WA-323-P
WA-202-P R2
WA-312-P
W04-9
200
20°

... adjacent to large fields

Cue Energy Resources Limited

WA-360-P: ARTEMIS PROSPECT


Depth
CalypsoShelf Edge
Legendre Shelf Edge
Facies change to marine shale
Fault boundary
Subcrop
Estimated 12TCF recoverable
Western boundary of Artemis Prospect defined by faults with pinchout of reservoir sequences.
Cue 20%
MEO + 5% option
Top Legendre Depth Map
Titania-1
Capella-1
Perseus South-1
Goodwyn-A1
Keast-1
Wheatstone-1
Pluto-1
North Tryal Rocks-1

Source: MEO 2009

Excludes West Artemis due to lack of 3D coverage

WA-389-P: Caterina Prospect

Cue Energy Resources Limited




WA-388-P
WA-389-P
CUE 100%
ROSE 3D Seismic
4300
4200
4400
4500
4600
Scale 5km

Near Top Mungaroo - Depth Map

4300mSS closing contour

Potential Recoverable Volume (One 30m sand) P50 – 4 TCF

- **Potential for stacked sands**

WA-389-P: Caterina Prospect

Cue Energy Resources Limited



Near Top Mungaroo - Far Amplitude Map


WA-388-P
WA-389-P
CUE 100%
ROSE 3D Seismic
Fault Amplitude Truncation
Section Line (next slide)
Scale 5km

4300mSS closing contour

WA-389-P: Caterina Prospect

Cue Energy Resources Limited



Amplitude Map
WA-389-P
Section line
Legendre FMN
Athol FMN
Intra-Athol sst
top Brigadier FMN
Near top Mungaroo FMN
Intra- Mungaroo (Channels)
INLINE 3130
Depth SEGY Volume

Cue Energy Resources Limited

AC/RL7 ASHMORE CARTIER



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
~200km
~700km
Challis/ Cassini
Darwin
Skua
Crux
Scott Reef
Ichthys
Brecknock
Gas Field
Pipeline
AC/RL7
Scale 200km

Recoverable gas (BCF) POTENTIAL		
1P equiv	2P equiv	3P equiv
290	640	1430

... future production potential

T/37P + T/38P BASS BASIN PERMITS

Cue Energy Resources Limited



VICTORIA
TASMANIA
CUEBASS08
2D Seismic Survey outline
Duke Energy International Tasmanian Gas Pipeline
N
Konkon 1
Seal 1
T/45P
(Rawson Resources)
Toolka 1
T06-3
(Tap?)
Koorkah 1
Cormorant 1
King 1
Barramundi 1
T/44P
(Origin)
Trefoil 1
Bass 1
Yolla
Tilana 1
Bass 2
Yurongi 1
T/37P
Dondu 1
White Ibis 1
T/RL1
Bass 3
Tarook 1
Nangkero 1
T/41P
T/18P
Poonboon 1
T/38P
Squid
Chat I
Narimba 1
Pelican 1
Flinders 1
Pelican 5
Pipipa 1
T/39P
T/43P
Spikey Beach - 1 Well
Peejay-1
T/42P
Durroon 1
Tasmanian Devil 1
Smithton
gas pipeline
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area
(Cue 10% interest)
AUSTRALIA
Devonport
Tasmania
Launceston
0
25Km

... focus of renewed industry interest

Cue Energy Resources Limited

SUMMARY

WHY INVEST IN CUE

- Balanced portfolio
  - Large increase in oil production
  - Gas production
  - Appraisal drilling
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

IT'S ALL ABOUT PERFORMANCE